EXHIBIT 99.2
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                                [GRAPHIC OMITTED]
                                 [LOGO - VIKING]

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PRESS RELEASE
FOR IMMEDIATE RELEASE
MARCH 23, 2004

VIKING ENERGY ROYALTY TRUST ANNOUNCES YEAR-END RESERVES
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CALGARY, MARCH 23, 2004 - (VKR.UN) Viking Energy Royalty Trust ("Viking")
announces the final results of its independent reserve evaluation effective January 1, 2004. All dollar figures are in Canadian funds unless otherwise stated.

Preliminary results were announced on February 24, 2004 and are consistent with the detailed results in this release.

RESERVES METHODOLOGY

Independent engineering evaluations were completed by Gilbert Laustsen Jung Associates ("GLJ") for all Viking properties at January 1, 2004. Valuations below are determined based on GLJ's current price forecast which it refers to as the April 1, 2004 forecast.

Reserve evaluations are prepared in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (NI 51-101), which took effect for all oil and gas producing companies effective December 31, 2003. As such, all references to Proved Plus Probable reserves at January 1, 2004 are similar to the "Established" description in prior years, which were defined as proved plus 50% of probable. As well, the evaluation of Probable Reserves is not directly comparable to prior years as a result of a change in reserve definitions under NI 51-101. All estimates of future cash flow also now include an estimated value for future abandonment costs.

Proved reserves have a high degree of certainty of being recovered. There must be at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves. Proved plus Probable reserves are less certain to be recovered than Proved reserves. For Proved plus Probable reserves, there must be at least a 50 percent probability that the quantities actually recovered will equal or exceed the reported reserves. The probable reserves will no longer be risked by 50 percent as they are implicitly risked due to the nature of the new definition of reserves.

NI 51-101 requires that Net Interest reserves (working interest reserves + royalties receivable - royalties payable) be disclosed as well as a reserve evaluation using constant dollar prices and costs. The tables below contain this disclosure along with the historical methods of showing reserves based on Company interest, and a reserve evaluation using escalating prices and costs.

RESERVES

Viking reported Company interest year-end Proved plus Probable reserves of 59.4 mmboe compared to 45.4 mmboe of Established reserves reported at year-end 2002, an increase of 31%. The net reserves increase of 14 mboe represents 218% of Viking's 2003 production. These reserves are 12% lower than Viking's 2003 opening reserves when adjusted for acquisitions and production, per the preliminary release of February 24, 2004. In 2003, 29.7 mmboe of reserve additions from acquisitions and development were offset by 9.2 mmboe in revisions and dispositions. Technical adjustments in the

KeyWest properties of Bassano and Chin Coulee were the primary reason for the negative revisions in reserves.

Proved producing reserves account for 70% of Viking's total proved plus probable reserves. An estimated $41 million in un-discounted future development capital will be required to bring the remaining 30% of proved plus probable reserves into production.

RESERVES SUMMARY - COMPANY INTEREST

Reserves at January 1, 2004 using GLJ's current price      Crude Oil     Natural Gas        NGL          Total
forecast                                                    (Mbbls)         (Bcf)         (Mbbls)        (MBOE)
---------------------------------------------------------------------------------------------------------------
Proved Producing                                              28,376            72.6       1,363        41,832
Proved Developed Non-Producing                                   904             3.1          43         1,476
Proved Undeveloped                                             3,746             2.2          65         4,180
---------------------------------------------------------------------------------------------------------------
Total Proved                                                  33,026            77.9       1,471        47,488
Total Probable                                                 8,984            15.6         377        11,949
---------------------------------------------------------------------------------------------------------------
Proved Plus Probable                                          42,010            93.5       1,848        59,437
---------------------------------------------------------------------------------------------------------------

RESERVES RECONCILIATION - COMPANY INTEREST

Reserves at January 1, 2004     Crude Oil (Mbbls)     Natural Gas (Bcf)       NGL (Mbbls)          Total (MBOE)
using GLJ's current price
forecast
--------------------------------------------------------------------------------------------------------------------
                                Proved   Proved +     Proved   Proved +    Proved  Proved +     PROVED     PROVED +
                                         Probable              Probable            Probable                PROBABLE
--------------------------------------------------------------------------------------------------------------------
Opening Reserves  (1)           25,361     31,250       67.6       78.4      920      1,067     37,555       45,388
Acquisitions                    17,670     20,783       37.4       43.5      754        885     24,652       28,920
Dispositions                      (208)      (246)      (0.3)      (0.5)      (6)        (7)      (267)        (328)
Technical Revisions (2)         (6,501)    (6,392)     (13.7)     (15.1)     (50)        46     (8,817)      (8,875)
Development                        601        512        1.1        1.4       19         23        798          765
Production                      (3,897)    (3,897)     (14.2)     (14.2)    (166)      (166)    (6,433)      (6,433)
--------------------------------------------------------------------------------------------------------------------
Year-ending Reserves            33,026     42,010       77.9       93.5    1,471      1,848     47,488       59,437
--------------------------------------------------------------------------------------------------------------------
(1)  Opening reserves for Proved + Probable are year-end Established reserves for 2002
(2)  Substantially all of the technical revisions are attributable to KeyWest properties
--------------------------------------------------------------------------------------------------------------------


RESERVES SUMMARY - NET INTEREST

Reserves at January 1, 2004                              Crude Oil      Natural Gas         NGL          Total
using GLJ's current price forecast                        (Mbbls)          (Bcf)          (Mbbls)        (MBOE)
---------------------------------------------------------------------------------------------------------------
Proved Producing                                            25,353             59.0          988        36,173
Proved Developed Non-Producing                                 758              2.6           33         1,233
Proved Undeveloped                                           3,199              1.7           46         3,527
---------------------------------------------------------------------------------------------------------------
Total Proved                                                29,310             63.3        1,067        40,933
Total Probable                                               7,920             12.7          272        10,309
---------------------------------------------------------------------------------------------------------------
Proved Plus Probable                                        37,230             76.0        1,339        51,242
---------------------------------------------------------------------------------------------------------------

RESERVES RECONCILIATION - NET INTEREST

Reserves at January 1, 2004      Crude Oil (Mbbls)    Natural Gas (Bcf)      NGL (Mbbls)          Total (MBOE)
 using GLJ's current price
forecast
--------------------------------------------------------------------------------------------------------------------
                                  Proved   Proved +   Proved   Proved +    Proved  Proved +      PROVED    PROVED +
                                           Probable            Probable            Probable                PROBABLE
--------------------------------------------------------------------------------------------------------------------
Opening Reserves  (1)             23,113     28,369     56.1       65.1      673        781       33,129     39,995
Acquisitions                      15,682     18,408     30.4       35.4      547        642       21,289     24,948
Dispositions                        (185)      (218)    (0.3)      (0.4)      (4)        (5)        (232)      (284)
Technical Revisions  (2)          (6,477)    (6,427)   (12.6)     (14.0)     (43)        25       (8,602)    (8,730)
Development                          533        454      0.9        1.1       14         16          692        656
Production                        (3,356)    (3,356)   (11.2)     (11.2)    (120)      (120)      (5,343)    (5,343)
--------------------------------------------------------------------------------------------------------------------
Year-ending Reserves              29,310     37,230     63.3       76.0    1,067      1,339       40,933     51,242
--------------------------------------------------------------------------------------------------------------------

(1) Opening reserves for Proved + Probable are year-end Established reserves for 2002
(2) Substantially all of the technical revisions are attributable to KeyWest properties


ESTIMATED FUTURE NET CASH FLOW - ESCALATED

($MM)                                                                   Present worth discounted at:
                                                  ------------------------------------------------------------------
Reserves at January 1, 2004 using GLJ's current            0%            5%         10%           15%           20%
price forecast
--------------------------------------------------------------------------------------------------------------------
Proved Producing                                        490.4         426.5       377.1         338.9         308.8
Proved Developed Non-Producing                           25.1          20.4        17.1          14.7          12.9
Proved Undeveloped                                       58.1          40.7        30.6          23.9          19.1
--------------------------------------------------------------------------------------------------------------------
Total Proved                                            573.6         487.6       424.8         377.5         340.8
Total Probable                                          170.1         108.3        76.7          58.1          46.2
--------------------------------------------------------------------------------------------------------------------
Proved Plus Probable                                    743.7         595.9       501.5         435.6         387.0
--------------------------------------------------------------------------------------------------------------------


ESTIMATED FUTURE NET CASH FLOW - CONSTANT

($MM)                                                                   Present worth discounted at:
                                                  ------------------------------------------------------------------
Effective January 1, 2004                                  0%            5%         10%           15%           20%
--------------------------------------------------------------------------------------------------------------------
Proved Producing                                        688.8         549.1       460.3         398.3         352.6
Proved Developed Non-Producing                           29.9          24.1        20.1          17.1          14.9
Proved Undeveloped                                       74.5          52.4        39.4          30.7          24.5
--------------------------------------------------------------------------------------------------------------------
Total Proved                                            793.2         625.6       519.8         446.1         392.0

Total Probable                                          224.2         141.1        98.6          73.8          58.0
--------------------------------------------------------------------------------------------------------------------
Proved Plus Probable                                  1,017.4         766.7       618.4         519.9         450.0
--------------------------------------------------------------------------------------------------------------------


NET ASSET VALUE

($MM)                                                                   Present worth discounted at:
                                                  ------------------------------------------------------------------
                                                           0%            5%         10%           15%           20%
--------------------------------------------------------------------------------------------------------------------
Escalated dollar value cash flow                     $  743.7      $  595.9     $ 501.5      $  435.6      $  387.0
Add: Undeveloped Lands                                   11.5          11.5        11.5          11.5          11.5
Working Capital                                         (15.4)        (15.4)      (15.4)        (15.4)        (15.4)
Reclamation Fund                                          4.2           4.2         4.2           4.2           4.2
Less: Debentures                                        (74.3)        (74.3)      (74.3)        (74.3)        (74.3)
Less: Debt                                             (113.4)       (113.4)     (113.4)       (113.4)       (113.4)
--------------------------------------------------------------------------------------------------------------------
NET ASSET VALUE - ESCALATED DOLLAR VALUE             $  556.3      $  408.5     $ 314.1      $  248.2      $  199.6
Per Unit(1)                                          $   5.74      $   4.22     $  3.24      $   2.56      $   2.06
====================================================================================================================

NET ASSET VALUE - CONSTANT DOLLAR VALUE              $  830.0      $  579.3     $ 431.0      $  332.5      $  262.6
                                                --------------------------------------------------------------------
Per Unit(1)                                          $   8.57      $   5.98     $  4.45      $   3.43      $   2.71
====================================================================================================================

(1)   Based on 96,858,885 Trust Units outstanding at December 31, 2003

GLJ COMMODITY PRICE ASSUMPTIONS - CURRENT CASE DATED APRIL 1, 2004

YEAR                                           WTI - Cushing,        Light Crude -          AECO-C Spot
                                                  Oklahoma             Edmonton            ($Cdn/MMBtu)
                                                ($US/Bbl)(1)         ($Cdn/Bbl)(2)
--------------------------------------------------------------------------------------------------------
2004                                            $    34.25            $    44.75            $     6.65
2005                                            $    29.00            $    37.75            $     5.55
2006                                            $    27.00            $    35.25            $     5.20
2007                                            $    25.00            $    32.50            $     5.00
2008                                            $    25.00            $    32.50            $     5.00
2009                                            $    25.00            $    32.50            $     5.00
2010                                            $    25.50            $    33.00            $     5.10
2011                                            $    25.75            $    33.50            $     5.20
Thereafter                                      + 1.5% / yr           + 1.5% / yr           + 1.5% / yr
Note 1:  West Texas Intermediate
Note 2:  Edmonton refinery postings for 40 API, 0.4% sulphur content crude


Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust currently has 97,223,866 Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amounts of 10.5% convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

For further information contact:


A. Kirk Purdy                                     Viking Energy Royalty Trust
President and CEO                                 Suite 400, 330-5th Avenue S.W.
                                                  Calgary, Alberta
     or                                           T2P 0L4

Diane Phillips                                    Ph:  (403) 268-3175
Investor Relations                                Toll Free:  1-877-292-2527

                                                  Email: vikingin@viking-roy.com



         For further information regarding Viking Energy Royalty Trust, visit our website at www.vikingenergy.com
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